02034312

02 MAY 24 AM 10:

BANGKOK BANK PUBLIC COMPANY LIMITED

Interim Financial Statements

SUPPL

Quarter ended March 31, 2002

dw 5/24

Yannawa, Sathorn,
Bangkok 10120, Thailand

Tel : 66 (0) 2676 5700
Fax : 66 (0) 2676 5757
www.deloitteap.com

บริษัท ดีลอยท์ ทู้ช โธมัทสุ
ไชยยศ จำกัด
อาคารรัจนาการ ชั้น 25
183 ถนนสาทรใต้
แขวงยานนาวา เขตสาทร
กรุงเทพฯ 10120

โทร : 66 (0) 2676 5700
แฟกซ์ : 66 (0) 2676 5757

Deloitte Touche Tohmatsu

REVIEW REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
BANGKOK BANK PUBLIC COMPANY LIMITED

We have reviewed the consolidated balance sheet of Bangkok Bank Public Company Limited and its subsidiaries and the balance sheet of Bangkok Bank Public Company Limited as at March 31, 2002, and the related consolidated and the Bank's statements of income, changes in shareholders' equity and cash flows for the quarters ended March 31, 2002 and 2001. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the reviews to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

As described in Notes 1.2, 3 and 5.3 to the financial statements, the Bank of Thailand ("BOT") issued the guidelines (the "Guidelines") for estimating and recording a minimum allowance for the doubtful accounts and also required the Bank to utilize BOT defined qualitative loan review procedures. As at March 31, 2001, the Bank was carrying out the qualitative loan reviews as an ongoing process, which might continue to affect the classification and therefore the estimate of allowance for doubtful accounts.

Based on our reviews, with the exception of the effects of the allowance for doubtful accounts referred to in the third paragraph to the financial statements for the quarter ended March 31, 2001, nothing has come to our attention that causes us to believe that the consolidated and the Bank's financial statements as described in the first paragraph are not presented fairly, in all material respects, in accordance with generally accepted accounting principles and as described in Notes 1 to 3.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated and the Bank's financial statements for the year ended December 31, 2001, and expressed an unqualified opinion in our report dated February 21, 2002. The consolidated and the Bank's balance sheets as at December 31, 2001, presented herein for comparison, have been derived from such financial statements which have been audited and reported upon. We have not performed any other audit procedures subsequent to such report date.

As described in Notes 1.2, 3 and 5.3, the BOT issued the Guidelines for estimating and recording a minimum allowance for the doubtful accounts and also required the Bank to utilize BOT defined qualitative loan review procedures. As at March 31, 2002, the Bank and its subsidiaries have recorded allowance for doubtful accounts of 605.5% and 638.0% of the minimum total allowance calculated pursuant to the BOT's guidelines, in the consolidated and the Bank's financial statements respectively, and as at December 31, 2001, 423.5% and 434.5% respectively, and is carrying out the qualitative loan reviews as an ongoing process. Nevertheless, the Bank has established its own qualitative loan review procedures and therefore, believes that the effect on the financial statements for the quarter ended March 31, 2002 and the year 2001 would not be material, had the Bank completed qualitative loan review procedures as required by the BOT's Guidelines.

As described in Note 1 to the financial statements, Thailand and many other Asia-Pacific countries continue to experience economic difficulties, such conditions have affected and may continue to adversely affect bank operations in Thailand. The accompanying financial statements reflect management's assessment of the possible impact of the economic conditions on the financial position of the Bank and its subsidiaries. The ultimate effect of such uncertainties on the financial position of the Bank and its subsidiaries cannot be presently determined.

As described in Note 2.1 to the financial statements, the consolidated financial statements and the Bank's financial statements for the quarter ended March 31, 2002 have been presented in accordance with the BOT's notification regarding the balance sheets and statements of income of commercial banks dated May 10, 2001. The Bank has reclassified certain items in the financial statements for the quarter ended March 31, 2001 presented for comparison accordingly.

Dr. Suphamit Techamontrikul
Certified Public Accountant (Thailand)
Registration No. 3356
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
May 9, 2002

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at March 31, 2002	As at December 31, 2001	As at March 31, 2002	As at December 31, 2001
ASSETS				
CASH	14,072,645	16,141,827	14,006,874	16,017,906
INTERBANK AND MONEY MARKET ITEMS				
Domestic items				
Interest bearing	8,180,286	8,061,710	7,942,407	8,034,394
Non - interest bearing	11,277,675	6,123,427	11,083,838	6,045,783
Foreign items				
Interest bearing	168,690,968	190,989,905	176,174,271	199,374,001
Non - interest bearing	5,025,937	4,827,410	4,762,854	4,615,754
Total interbank and money market items, net	193,174,866	210,002,452	199,963,370	218,069,932
SECURITIES PURCHASED UNDER RESALE AGREEMENTS	44,813,000	26,242,000	44,273,000	25,521,000
INVESTMENTS (Note 5.2)				
Current investments, net	52,176,580	39,398,048	51,060,542	37,082,047
Long - term investments, net	221,965,450	222,292,023	216,174,796	217,246,151
Investments in subsidiaries and associated companies, net	3,214,776	3,304,202	8,844,921	8,962,937
Total investments, net	277,356,806	264,994,273	276,080,259	263,291,135
LOANS AND ACCRUED INTEREST RECEIVABLE				
Loans (Note 5.3)	704,702,237	723,787,711	699,012,370	718,141,549
Accrued interest receivable	1,970,573	1,767,062	1,958,567	1,755,760
Total loans and accrued interest receivable	706,672,810	725,554,773	700,970,937	719,897,309
Less Allowance for doubtful accounts (Note 3)	(48,248,001)	(58,142,531)	(47,545,743)	(57,434,674)
Less Revaluation allowance for debt restructuring	(9,402,740)	(11,118,704)	(9,402,740)	(11,104,813)
Total loans and accrued interest receivable, net	649,022,069	656,293,538	644,022,454	651,357,822
PROPERTIES FORECLOSED, NET	32,394,273	31,880,796	30,044,487	29,530,673
CUSTOMERS' LIABILITIES UNDER ACCEPTANCES	1,978,371	2,277,110	1,541,801	1,392,070
PREMISES AND EQUIPMENT, NET	30,084,843	30,311,353	29,906,360	30,130,153
LEGAL EXPENSE PAID IN ADVANCE	2,059,456	2,186,046	2,052,978	2,179,285
ACCRUED INTEREST RECEIVABLE FROM INVESTMENTS	3,743,056	3,397,428	3,648,224	3,235,077
LEASEHOLD BANK PREMISES, NET	2,762,494	2,855,450	2,762,494	2,855,450
OTHER ASSETS, NET	6,832,906	5,923,170	6,036,893	5,167,041
TOTAL ASSETS	1,258,294,785	1,252,505,443	1,254,339,194	1,248,747,544

Notes to the financial statements form an integral part of these interim financial statements

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at March 31, 2002	As at December 31, 2001	As at March 31, 2002	As at December 31, 2001
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS				
Deposits in Baht	993,955,981	985,179,207	992,067,167	983,506,453
Deposits in foreign currencies	95,163,820	94,438,365	89,089,309	88,424,090
Total deposits	1,089,119,801	1,079,617,572	1,081,156,476	1,071,930,543
INTERBANK AND MONEY MARKET ITEMS				
Domestic items				
Interest bearing	5,133,044	5,960,883	5,231,950	6,007,416
Non - interest bearing	1,583,706	1,900,043	1,616,942	1,908,824
Foreign items				
Interest bearing	13,615,193	14,653,136	18,765,802	19,971,577
Non - interest bearing	1,811,272	1,390,172	1,862,981	1,431,010
Total interbank and money market items	22,143,215	23,904,234	27,477,675	29,318,827
LIABILITIES PAYABLE ON DEMAND	4,460,297	3,571,478	4,410,956	3,497,920
BORROWINGS (Note 5.4)				
Short - term borrowings	4,356,299	4,356,299	4,356,299	4,356,299
Long - term borrowings	39,419,234	39,688,472	39,419,234	39,688,472
Total borrowings	43,775,533	44,044,771	43,775,533	44,044,771
SUBORDINATED DEBENTURES CUM PREFERRED SHARES (Note 5.5)	34,496,550	34,496,550	34,496,550	34,496,550
BANK'S LIABILITIES UNDER ACCEPTANCES	1,978,371	2,277,110	1,541,801	1,392,070
INTEREST PAYABLE	4,840,902	5,748,989	4,883,252	5,726,363
INTER ACCOUNT BALANCE, NET	4,542,766	5,519,337	4,529,767	5,502,468
OTHER LIABILITIES	9,625,963	9,994,124	8,950,113	9,640,896
TOTAL LIABILITIES	1,214,983,398	1,209,174,165	1,211,222,123	1,205,550,408

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at March 31, 2002	As at December 31, 2001	As at March 31, 2002	As at December 31, 2001
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Registered share capital				
3,998,000,000 ordinary shares of Baht 10 each	39,980,000	39,980,000	39,980,000	39,980,000
2,000,000 preferred shares of Baht 10 each	20,000	20,000	20,000	20,000
Issued and paid - up share capital				
1,466,495,694 ordinary shares of Baht 10 each	14,664,957	14,664,957	14,664,957	14,664,957
345,000 preferred shares of Baht 10 each (Note 5.5)	3,450	3,450	3,450	3,450
PREMIUM ON ORDINARY SHARE CAPITAL	49,741,738	49,741,738	49,741,738	49,741,738
UNREALIZED INCREMENT PER LAND APPRAISAL	10,247,090	10,293,557	10,247,090	10,293,557
UNREALIZED INCREMENT PER PREMISES APPRAISAL	6,095,543	6,257,795	6,095,543	6,257,795
FOREIGN EXCHANGE ADJUSTMENT	1,604,773	1,783,339	1,604,773	1,783,339
UNREALIZED GAINS ON INVESTMENT	7,718,720	8,538,151	7,718,720	8,538,151
UNREALIZED LOSSES ON INVESTMENT	(3,947,382)	(3,364,166)	(3,947,382)	(3,364,166)
RETAINED EARNINGS (DEFICIT)				
Appropriated				
Legal reserves	11,544,800	11,544,800	11,544,800	11,544,800
Other reserves	63,266,976	63,266,976	63,266,976	63,266,976
Unappropriated (Deficit)	(117,823,594)	(119,533,461)	(117,823,594)	(119,533,461)
TOTAL	43,117,071	43,197,136	43,117,071	43,197,136
MINORITY INTEREST	194,316	134,142	-	-
TOTAL SHAREHOLDERS' EQUITY, NET	43,311,387	43,331,278	43,117,071	43,197,136
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,258,294,785	1,252,505,443	1,254,339,194	1,248,747,544

BANKGOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at March 31, 2002	As at December 31, 2001	As at March 31, 2002	As at December 31, 2001
OFF - BALANCE - SHEET ITEMS				
CONTINGENCIES (Note 5.6)				
AVALS TO BILLS AND GUARANTEES OF LOANS	25,217,824	27,197,338	25,217,824	27,197,338
LIABILITY UNDER UNMATURED IMPORT BILLS	8,736,091	8,991,456	8,656,155	8,906,989
LETTERS OF CREDIT	22,756,379	19,835,360	22,532,057	19,688,883
OTHER CONTINGENCIES	526,530,973	535,374,724	544,945,261	551,142,962

Notes to the financial statements form an integral part of these interim financial statements

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
INTEREST AND DIVIDEND INCOME				
Interest on loans	8,717,347	10,873,145	8,639,301	10,809,069
Interest on interbank and money market items	1,553,795	2,780,242	1,681,385	2,982,004
Hire purchase and financial lease income	301	673	-	-
Investment	3,011,143	2,394,459	2,897,003	2,252,404
Total interest and dividend income	13,282,586	16,048,519	13,217,689	16,043,477
INTEREST EXPENSES				
Interest on deposits	5,288,708	6,968,490	5,231,623	6,921,453
Interest on interbank and money market items	167,454	490,781	186,314	550,049
Interest on short - term borrowings	431,705	533,889	431,705	544,745
Interest on long - term borrowings	2,038,838	2,013,616	2,038,838	2,013,616
Total interest expenses	7,926,705	10,006,776	7,888,480	10,029,863
NET INTEREST AND DIVIDEND INCOME	5,355,881	6,041,743	5,329,209	6,013,614
BAD DEBT AND DOUBTFUL ACCOUNTS (REVERSAL) (Note 3)	(355,375)	583,535	(354,449)	580,616
LOSS ON DEBT RESTRUCTURING	1,382,863	1,180,847	1,382,863	1,180,847
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	4,328,393	4,277,361	4,300,795	4,252,151
NON - INTEREST INCOME				
Gain (loss) on investments, net	5,661	100,320	(459)	99,939
Equity in undistributed net income (loss) of subsidiaries and associated companies	4,474	(50,547)	40,142	136,918
Fees and service income				
Acceptances, aval and guarantees	80,672	105,364	80,647	105,362
Others	2,681,862	2,372,748	2,543,371	2,355,795
Gain on exchange, net	521,073	292,898	516,653	278,698
Gain on sale of assets	61,820	4,148	61,820	3,345
Other income	149,464	301,523	141,969	118,208
Total non - interest income	3,505,026	3,126,454	3,384,143	3,098,265
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING AND NON - INTEREST INCOME	7,833,419	7,403,815	7,684,938	7,350,416

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUTED)

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
NON - INTEREST EXPENSES				
Personnel expenses	2,039,394	2,010,295	1,960,749	1,986,685
Premises and equipment expenses	1,320,234	1,069,775	1,283,454	1,063,495
Taxes and duties	449,165	499,261	446,660	497,568
Fees and service expenses	395,316	398,082	386,967	397,147
Directors' remuneration	6,287	6,216	5,699	5,640
Contributions to the Financial Institutions Development Fund	1,022,438	1,024,146	1,020,491	1,023,432
Other expenses	1,036,412	564,823	1,028,001	545,826
Total non - interest expenses	6,269,246	5,572,598	6,132,021	5,519,793
INCOME BEFORE INCOME TAX	1,564,173	1,831,217	1,552,917	1,830,623
INCOME TAX EXPENSES	910	282	-	-
INCOME BEFORE MINORITY INTEREST	1,563,263	1,830,935	1,552,917	1,830,623
MINORITY INTERESTS IN SUBSIDIARIES' PROFIT	10,346	312	-	-
NET INCOME	1,552,917	1,830,623	1,552,917	1,830,623
BASIC EARNINGS PER SHARE BAHT	1.06	1.25	1.06	1.25
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES THOUSAND SHARES	1,466,496	1,466,496	1,466,496	1,466,496

Notes to the financial statements form an integral part of these interim financial statements

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
ORDINARY SHARE CAPITAL				
Beginning balance	14,664,957	14,664,957	14,664,957	14,664,957
Ending balance	14,664,957	14,664,957	14,664,957	14,664,957
PREFERRED SHARES				
Beginning balance	3,450	3,450	3,450	3,450
Ending balance	3,450	3,450	3,450	3,450
PREMIUM ON ORDINARY SHARE CAPITAL				
Beginning balance	49,741,738	49,741,738	49,741,738	49,741,738
Ending balance	49,741,738	49,741,738	49,741,738	49,741,738
UNREALIZED INCREMENT PER LAND APPRAISAL				
Beginning balance	10,293,557	10,188,625	10,293,557	10,188,625
Deductions	(46,467)	-	(46,467)	-
Ending balance	10,247,090	10,188,625	10,247,090	10,188,625
UNREALIZED INCREMENT PER PREMISES APPRAISAL				
Beginning balance	6,257,794	6,879,427	6,257,794	6,879,427
Deductions	(162,251)	(154,208)	(162,251)	(154,208)
Ending balance	6,095,543	6,725,219	6,095,543	6,725,219
FOREIGN EXCHANGE ADJUSTMENT				
Beginning balance	1,783,339	1,817,723	1,783,339	1,817,723
Additions (Deductions)	(178,566)	255,414	(178,566)	255,414
Ending balance	1,604,773	2,073,137	1,604,773	2,073,137
UNREALIZED GAINS ON INVESTMENTS				
Beginning balance	8,538,151	5,588,565	8,538,151	5,588,565
Additions (Deductions)	(819,431)	1,886,887	(819,431)	1,886,887
Ending balance	7,718,720	7,475,452	7,718,720	7,475,452
UNREALIZED LOSSES ON INVESTMENTS				
Beginning balance	(3,364,166)	(3,100,295)	(3,364,166)	(3,100,295)
Additions	(583,216)	(617,345)	(583,216)	(617,345)
Ending balance	(3,947,382)	(3,717,640)	(3,947,382)	(3,717,640)

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
RETAINED EARNINGS (DEFICIT)				
Appropriated				
LEGAL RESERVES				
Beginning balance	11,544,800	11,544,800	11,544,800	11,544,800
Ending balance	11,544,800	11,544,800	11,544,800	11,544,800
OTHER RESERVES				
Beginning balance	63,266,976	63,266,976	63,266,976	63,266,976
Ending balance	63,266,976	63,266,976	63,266,976	63,266,976
Unappropriated (deficit)				
Beginning balance	(119,533,462)	(126,639,324)	(119,533,462)	(126,639,324)
Additions (Note 5.1.3.5)	1,709,868	1,984,697	1,709,868	1,984,697
Ending balance	(117,823,594)	(124,654,627)	(117,823,594)	(124,654,627)
MINORITY INTEREST				
Beginning balance	134,142	22,202	-	-
Additions	60,190	55,759	-	-
Ending balance	194,332	77,961	-	-
TOTAL	43,311,403	37,390,048	43,117,071	37,312,087

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE QUATERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	1,552,917	1,830,623	1,552,917	1,830,623
Item to reconcile net income to net cash flows from operating activities				
Depreciation and amortization expenses	2,547,060	2,661,691	2,550,961	2,674,866
Bad debt and doubtful accounts (reversal)	(355,375)	583,535	(354,449)	580,616
Loss on debt restructuring	1,382,863	1,180,847	1,382,863	1,180,847
Loss (gain) on foreign exchange	12,914	(607,924)	12,875	(607,766)
Loss (gain) on sales of assets	(32,390)	964	(31,195)	964
Unrealized loss on revaluation of trading securities	142,023	2,794	142,023	71,627
Gain on disposal of securities for investment	(119,330)	(248,517)	(113,254)	(248,139)
Loss on impairment of investments	85,841	292,366	85,841	292,366
Gain on reversal of impairment of investments	(24,185)	(112,012)	(24,185)	(112,012)
Equity in undistributed net loss (income) of subsidiaries and associated companies	(4,474)	50,547	(40,142)	(136,918)
Dividend income from subsidiaries and associated companies	-	-	-	950
Loss on impairment of properties foreclosed	19,545	27,556	19,487	27,556
Gain on reversal of impairment of properties foreclosed	-	(1,082)	-	(1,082)
Loss on impairment of other assets	-	10,071	-	10,071
Accrued interest receivable and dividend decrease	699,934	299,062	381,537	315,919
Accrued receivable - other (increase) decrease	18,764	(310,857)	18,664	(310,716)
Accrued interest payable decrease	(908,086)	(334,478)	(843,111)	(390,134)
Accrued other expenses increase	734,319	189,250	727,456	183,850
Minority interest in profit of subsidiaries	10,346	312	-	-
Income from operations before changes in operating assets and liabilities	5,762,686	5,514,748	5,468,288	5,363,488
Operating assets (increase) decrease				
Interbank and money market items	15,702,067	36,051,828	17,114,833	35,010,115
Negotiable certificates of deposit	16,477	21,892	16,477	21,892
Securities purchased under resale agreements	(18,571,000)	(28,493,610)	(18,752,000)	(28,566,000)
Current investments - trading securities	917,828	(1,245,457)	917,828	(1,029,364)
Loans	4,862,536	11,043,096	4,809,831	11,068,229
Properties foreclosed	431,066	99,662	398,299	81,242
Other assets	(1,691,596)	(280,535)	(1,466,257)	(229,970)

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE QUATERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating liabilities increase (decrease)				
Interbank and money market items	(1,761,019)	(479,756)	(1,841,152)	72,459
Negotiable certificates of deposit	(15,358)	(5,422)	(2,235)	(89,948)
Deposits	9,517,587	7,284,835	9,228,168	6,937,447
Liabilities payable on demand	888,819	117,637	913,035	350,043
Securities sold under repurchase agreements	-	(2,700,000)	-	(2,700,000)
Other liabilities	(2,207,696)	3,030,661	(2,529,705)	3,033,587
Net cash provided (used) by operating activities	13,852,397	29,959,579	14,275,410	29,323,220
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of available for sale securities	(46,990,087)	(37,139,955)	(45,727,779)	(36,269,120)
Proceeds from sales of available for sale securities	32,608,044	10,937,780	31,584,949	10,731,696
Purchase of held to maturity debt securities	(3,467,340)	(9,975,736)	(3,457,384)	(9,975,736)
Proceeds from sales of held to maturity debt securities	4,023,145	3,620,648	3,386,133	3,580,346
Purchase of general investments	(480,000)	(19,004)	(480,000)	(18,379)
Proceeds from sales of general investments	37,654	123,791	53,056	123,791
Purchase of investments in subsidiaries and asssosiated companies	-	-	-	(14,125)
Proceeds from sales of investments in subsidiaries and asssosiated companies	-	135,000	-	135,001
Purchase of premises, equipment and leasehold	(402,161)	(343,134)	(391,156)	(332,125)
Proceeds from sales of premises, equipment and leasehold	36,887	5,594	32,537	5,574
Net cash provided (used) by investing activities	(14,633,858)	(32,655,016)	(14,999,644)	(32,033,077)

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE QUATERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash paid for subordinated bonds extingquishment	(1,265,000)	(1,265,000)	(1,265,000)	(1,265,000)
Net cash provided (used) by financing activities	(1,265,000)	(1,265,000)	(1,265,000)	(1,265,000)
Effect on cash due to changes in the exchange rates	(22,721)	10,987	(21,798)	9,651
Net increase (decrease) in cash	(2,069,182)	(3,949,450)	(2,011,032)	(3,965,206)
Cash as at January 1,	16,141,827	16,177,506	16,017,906	16,124,898
Cash as at March 31,	14,072,645	12,228,056	14,006,874	12,159,692

Notes to the financial statements form an integral part of these interim financial statements

1. ECONOMIC SITUATION AND THE OPERATIONS OF THE BANK AND ITS SUBSIDIARIES

1.1 Economic situation and the operations of the Bank and its subsidiaries

Thailand and many Asia-Pacific countries continued to experience economic difficulties. Such conditions have affected and may continue to adversely affect bank operations in Thailand, including Bangkok Bank Public Company Limited. The accompanying consolidated and Bank's financial statements reflect management's assessment of the possible impact of the economic conditions on the financial position of the Bank and subsidiaries. The ultimate effect of such uncertainties on the financial position of the Bank and subsidiaries cannot be presently determined.

1.2 Allowance for doubtful accounts

The allowance for doubtful accounts is determined based on the Bank of Thailand's (the BOT) regulations and guidelines to estimate the minimum required allowance for doubtful accounts. The BOT's guidelines require banks to categorize their loan portfolios into six categories subject to different levels of provisioning and established new interest accrual and reversal policies and maximum collateral valuation limits for the purpose of calculating the allowance for doubtful accounts. The guidelines require banks to perform the qualitative reviews of their loans and commitments, including off-balance-sheet exposures, on a periodic basis and to implement appropriate risk management systems and controls. As at March 31, 2002 and December 31, 2001, the Bank is carrying out the qualitative loan reviews as an ongoing process which may continue to affect the classification and therefore the estimate of allowance for doubtful accounts. The Bank believes that the effect on the financial statements for the quarter ended March 31, 2002 and for the year ended December 31, 2001, would not be material, had the Bank completed qualitative loan review procedures as required by the BOT's guidelines.

The BOT has also issued additional guidelines clarifying the above guidelines, regarding the basis for debt restructuring and collateral appraisal of the financial institutions, worthless or irrecoverable assets or assets with doubtful value of recoverability and reports to be submitted to the BOT.

1.3 Other regulatory requirements

The Bank is subject to various capital and regulatory requirements administered by the BOT. Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must satisfy specific capital guidelines that involve quantitative measurements of the Bank's assets, liabilities and certain off-balance-sheet items as calculated in accordance with regulatory requirements. The Bank's capital amounts and classification are also subject to qualitative judgment by the BOT about components, risk weightings and other factors. The Bank believes that as at March 31, 2002 and December 31, 2001, the Bank met all capital adequacy requirements. However, these capital and regulatory requirements are subject to change, as considered necessary by the BOT.

2. BASIS FOR PREPARATION OF THE INTERIM FINANCIAL STATEMENTS

Bangkok Bank Public Company Limited is a public company registered in the Kingdom of Thailand with its head office located at 333 Silom Road, Bangrak, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As at March 31, 2002 and 2001, the Bank has a total staff of 18,041 and 18,866, respectively.

2.1 The interim consolidated and the Bank's financial statements are presented in accordance with the regulations of the Stock Exchange of Thailand (SET) dated January 22, 2001, regarding the basis, conditions and procedures for the preparation and submission of financial statements position and results of operations of listed companies B.E. 2544, and with the BOT's notification regarding the balance sheets and statements of income of commercial banks dated May 10, 2001, and its related letter of July 9, 2001. The Bank reclassified the statements of income for the quarter ended March 31, 2001, presented for comparison accordingly.

Certain financial information which is normally included in financial statements prepared in accordance with generally accepted accounting principles (GAAP), but which is not required for interim reporting purposes, has been omitted. The aforementioned interim financial statements should be read in conjunction with the financial statements and notes thereto included in the audited financial statements for the year ended December 31, 2001.

The results of operations for the quarter ended March 31, 2002 are not necessarily indicative of the operating results anticipated for the full year.

The preparation of financial statements in conformity with GAAP also requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

The Bank prepares its statutory financial statements in the Thai language in conformity with financial accounting standards in Thailand and as stated above. The accompanying financial statements are prepared in accordance with requirement accounting principles and practices generally accepted in Thailand.

2.2 The consolidated financial statements include the accounts of all branches of the Bank and its six subsidiaries and eliminate significant business transactions and outstanding balances between the Bank and its subsidiaries. The six subsidiaries are BBL (Cayman) Limited, Bangkok Bank Berhad, Bualuang Finance Company Limited (formerly known as Thaksin Finance Company Limited), Sinsubtawee Asset Management Company Limited, Bualuang Capital Augmented Preferred Securities (CAPS) Fund, the juristic entity established to raise capital on behalf of the Bank, and BBL Asset Management Company Limited. The consolidated financial statements do not include the financial statements of Noble Place Company Limited and Thai Precision Manufacturing Company Limited in which the Bank holds 60.61% and 59.50%, respectively, stake through debt restructuring as the Bank intends to hold such investments on a temporary basis. Noble Place Company Limited and Thai Precision Manufacturing Company Limited reported total assets in their December 31, 2000 audited financial statements amounting to Baht 730.4 million and Baht 1,101.7 million, respectively.

In addition, the consolidated financial statements for the quarter ended March 31, 2002 and as at December 31, 2001 also included Bualuang Securities Company Limited (formerly known as B.O.A. Securities Company Limited) the 65.00% and 81.25% owned subsidiary of Bualuang Finance Company Limited, respectively.

All subsidiaries of the Bank were registered in the Kingdom of Thailand except for BBL (Cayman) Limited which was registered in Cayman Islands British West Indies and Bangkok Bank Berhad which was registered in Malaysia.

2.3 The Bank's financial statements include the accounts of all branches of the Bank and account for investment in subsidiaries and associated companies by the equity method. However, the Bank's interest in subsidiaries was taken from the reviewed financial statements of these companies except for BBL Asset Management Company Limited's financial statements; and the Bank's interest in associated companies' equity was taken from the unreviewed financial statements of these companies except for Asia Credit Public Company Limited's financial statements.

2.4 Reclassifications

The financial statements for the quarter ended March 31, 2001 were reclassified into a new format so as to be in accordance with the presentation of the financial statements for the quarter ended March 31, 2002 as follows :

The presentation of the financial statements for the quarter ended March 31, 2002	**The presentation of the financial statements for the quarter ended March 31, 2001**
- Interest expenses from borrowings are seperately categorized by the remaining term of the contract of principal.	- Interest expenses from borrowings were seperately categorized by the term of the contract of principal.
- Bad debt and doubtful accounts expenses are presented seperately from loss on debt restructuring.	- Bad debt and doubtful accounts expenses included loss on debt restructuring.
- Loss and expenses on investments are presented under gain (loss) on investments.	- Profit/loss and incomes/expenses on investments were presented in other incomes and other expenses.
- Investing activities in the statements of cash flows were presented as purchase of investment and proceeds from sales of investment in available for sale securities, held to maturity debt securities, general investments and investment in subsidiaries and associated companies.	- Investing activities in the statements of cash flows were presented as securities for investment on a net basis.
- Cash flows from operating activities in the statements of cash flows includes gains (losses) on revaluation of forward contracts in losses (gains) on foreign exchange.	- Cash flows from operating activities in the statements of cash flows includes gains (losses) on revaluation of forward contracts in other liabilities.

3. ALLOWANCE FOR DOUBTFUL ACCOUNTS

As at March 31, 2002, December 31, 2001 and March 31, 2001, the Bank estimated the minimum required allowance for doubtful accounts pursuant to the BOT's guidelines to be Baht 7,965.6 million*, Baht 13,725.0 million** and Baht 9,924.5 million, respectively on the consolidated basis; and Baht 7,450.7 million*, Baht 13,215.0 million** and Baht 8,949.0 million, respectively for the Bank.

As at March 31, 2002, December 31, 2001 and March 31, 2001, the Bank and its subsidiary companies recorded allowance for doubtful accounts of 605.5%, 423.5% and 609.9% of the minimum required reserves calculated pursuant to the BOT's guidelines, respectively. In the consolidated financial statements; and of 638.0%, 434.5% and 664.1%, respectively in the the Bank's financial statements.

In accordance with the notification of the BOT regarding worthless or irrecoverable assets or assets with doubtful value of recoverability dated February 18, 2002, revoking the notification on the same subject dated March 17, 2000, the Bank has decided to continue to adhere to the current policy to write off doubtful of loss loans in excess of collateral and fully provisioned for in accordance with the notification of the BOT. The Bank has consistently adhered to this policy since the period ended June 30, 2000. Nevertheless, the Bank has presented the loans and accrued interest receivable inclusive of doubtful of loss loans in excess of collateral and fully provisioned for in accordance with the notification of the BOT in Note 5.3.2.

Debts that are determined to be irrecoverable are written off in the period in which the decision is taken. Bad debts recovered are recorded as an increase in allowance for doubtful accounts.

In the event of loss on debt restructuring, the Bank will adjust down bad debt and doubtful accounts and allowance for doubtful accounts by the lower amount of loss on debt restructuring or allowance for doubtful accounts recorded in the previous quarter.

4. SIGNIFICANT ACCOUNTING POLICIES

4.1 The Bank applies accounting and calculation method to the interim financial statements consistent with the most recent annual financial statements. This includes changes in accordance with the BOT's notification mentioned in Note 2.1.

4.2 Earnings per share

The Bank has issued convertible bonds that the bondholders have the right to convert into ordinary shares. However, as at March 31, 2002 and 2001, since the exercise price of the convertible bonds was higher than the average market value of ordinary shares, calculation of the diluted earnings per share is not affected.

---

* Excluding the allowance for doubtful accounts of interbank and money market items amounting to Baht 31.6 million

** Excluding the allowance for doubtful accounts of interbank and money market items amounting to Baht 28.9 million

5. ADDITIONAL INFORMATION

5.1 Supplementary disclosures of cash flow information.

5.1.1 Cash represent cash in hand and cash items in process of collection.

5.1.2 Cash paid for interest and income tax for the quarters ended March 31, are as follows :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
Interest	8.834.8	9,672.3	8.731.6	9.639.7
Income tax	69.1	74.4	67.4	70.7

5.1.3 Significant non-cash items are as follows :

5.1.3.1 For the quarter ended March 31, 2002, the Bank recorded a decrease in unrealized gains on investment, added to equity, in the consolidated and the Bank's financial statements amounting to Baht 819.4 million. The Bank also recorded an increase in unrealized losses on investment, deducted from equity, in the consolidated and the Bank's financial statements amounting to Baht 583.2 million .

For the quarter ended March 31, 2001, the Bank recorded an increase in unrealized gains on investment, added to equity, in the consolidated and the Bank's financial statements amounting to Baht 1,886.9 million. The Bank also recorded an increase in unrealized losses on investment, deducted from equity, in the consolidated and the Bank's financial statements amounting to Baht 617.3 million

5.1.3.2 For the quarter ended March 31, 2002, the Bank has accepted the transfer of equity securities, debt securities and other assets through debt restructuring amounting to Baht 618.6 million, Baht 18.2 million and Baht 781.4 million, respectively.

For the quarter ended March 31, 2001, the Bank has accepted the transfer of equity securities and other assets through debt restructuring amounting to Baht 620.5 million and Baht 3,839.9 million, respectively.

5.1.3.3 For the quarter ended March 31, 2002, the Bank has accepted the right of the Bank against the non-negotiable promissory note which was classified as held to maturity debt securities amounting to Baht 578.6 million from the Thai Asset Management Corporation (TAMC) as discussed in Notes 5.2.1.

5.1.3.4 For the quarter ended March 31, 2002, the Bank recognized interest income on the right of the promissory note on an accrual basis and concurrently provides reserve for loss sharing from the TAMC amounting to Baht 114.8 million.

5.1.3.5 For the quarters ended March 31, 2002 and 2001 the Bank recognized the depreciation of building-appraisal increase as expenses in the consolidated and the Bank's financial statements and transferred the unrealized increment per premises appraisal to retained earnings amounting to Baht 156.9 million and Baht 154.1 million, respectively.

5.2 Investment

5.2.1 As at March 31, 2002 and December 31, 2001, the Bank classified investments as follows :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001
Trading securities	3,558.1	4,626.5	3,558.1	4,626.5
Available for sale securities	183,923.3	170,817.2	178,176.5	165,250.4
Held to maturity debt securities	74,371.3	74,418.2	73,230.2	72,642.0
General investments	12,289.3	11,828.2	12,270.6	11,809.3
Investment in subsidiaries and associated companies (Note 5.2.2)	3,214.8	3,304.2	8,844.9	8,962.9
Total investments, net	277,356.8	264,994.3	276,080.3	263,291.1

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2002			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	3,579.5	5.4	(26.8)	3,558.1
Add (less) Revaluation allowance	(21.4)			-
Total	3,558.1			3,558.1
Available for sale securities	30,051.4	171.0	(2.3)	30,220.1
Add (less) Revaluation allowance	168.7			-
Total	30,220.1			30,220.1
Held to maturity debt securities	18,398.4	142.6	(0.3)	18,540.7
Less Allowance for impairment	-			-
Total	18,398.4			18,540.7
Total current investments, net	52,176.6			52,318.9
Long – term investments				
Available for sale securities	150,109.7	6,967.0	(3,373.5)	153,703.2
Add (less) Revaluation allowance	3,629.6			-
Less Allowance for impairment	(36.1)			-
Total	153,703.2			153,703.2
Held to maturity debt securities	55,972.9	2,372.2	(52.3)	58,292.8
Less Allowance for impairment	-			-
Total	55,972.9			58,292.8
General investments				
Regular equity securities	6,487.7	1,955.8	(1,264.3)	7,179.2
Equity securities received through debt restructuring	7,687.8	3,775.4	(471.3)	10,991.9
Total	14,175.5	5,731.2	(1,735.6)	18,171.1
Less Allowance for impairment	(1,886.2)			-
Total	12,289.3			18,171.1
Total long – term investments, net	221,965.4			230,167.1

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	4,505.9	128.9	(8.3)	4,626.5
Add (less) Revaluation allowance	120.6			-
Total	4,626.5			4,626.5
Available for sale securities	18,214.3	47.8	(0.7)	18,261 4
Add (less) Revaluation allowance	47.1			-
Total	18,261.4			18,261.4
Held to maturity debt securities	16,517.0	323.7	(25.8)	16,814.9
Less Allowance for impairment	(6.8)			-
Total	16,510.2			16,814.9
Total current investments, net	39,398.1			39,702.8
Long – term investments				
Available for sale securities	147,415.3	7,910.1	(2,769.6)	152,555.8
Add (less) Revaluation allowance	5,140.5			-
Total	152,555.8			152,555.8
Held to maturity debt securities	57,925.7	2,590.9	(56.7)	60,459.9
Less Allowance for impairment	(17.7)			-
Total	57,908.0			60,459.9
General investments				
Regular equity securities	6,036.0	1,830.4	(1,335.6)	6,530.8
Equity securities received through debt restructuring	7,628.8	2,684.5	(453.8)	9,859.5
Total	13,664.8	4,514.9	(1,789.4)	16,390.3
Less Allowance for impairment	(1,836.6)			-
Total	11,828.2			16,390.3
Total long – term investments, net	222,292.0			229,406.0

(Million Baht)

	THE BANK'S FINANCIAL STATEMENTS MARCH 31, 2002			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	3,579.5	5.4	(26.8)	3,558.1
Add (less) Revaluation allowance	(21.4)			-
Total	3,558.1			3,558.1
Available for sale securities	29,034.2	170.2	(0.9)	29,203.5
Add (less) Revaluation allowance	169.3			-
Total	29,203.5			29,203.5
Held to maturity debt securities	18,299.0	141.5	(0.3)	18,440.2
Less Allowance for impairment	-			-
Total	18,299.0			18,440.2
Total current investments, net	51,060.6			51,201.8
Long – term investments				
Available for sale securities	145,505.2	6,810.9	(3,343.1)	148,973.0
Add (less) Revaluation allowance	3,503.9			-
Less Allowance for impairment	(36.1)			-
Total	148,973.0			148,973.0
Held to maturity debt securities	54,931.2	2,354.8	(52.3)	57,233.7
Less Allowance for impairment	-			-
Total	54,931.2			57,233.7
General investments				
Regular equity securities	6,461.1	1,921.2	(1,256.3)	7,126.0
Equity securities received through debt restructuring	7,687.8	3,775.4	(471.3)	10,991.9
Total	14,148.9	5,696.6	(1,727.6)	18,117.9
Less Allowance for impairment	(1,878.3)			-
Total	12,270.6			18,117.9
Total long – term investments, net	216,174.8			224,324.6

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS
DECEMBER 31, 2001

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	4,505.9	128.9	(8.3)	4,626.5
Add (less) Revaluation allowance	120.6			-
Total	4,626.5			4,626.5
Available for sale securities	16,635.8	37.1	(0.4)	16,672.5
Add (less) Revaluation allowance	36.7			-
Total	16,672.5			16,672.5
Held to maturity debt securities	15,789.9	322.0	(25.8)	16,086.1
Less Allowance for impairment	(6.8)			-
Total	15,783.1			16,086.1
Total current investments, net	37,082.1			37,385.1
Long – term investments				
Available for sale securities	143,576.7	7,747.6	(2,746.4)	148,577.9
Add (less) Revaluation allowance	5,001.2			-
Total	148,577.9			148,577.9
Held to maturity debt securities	56,876.6	2,567.5	(56.8)	59,387.3
Less Allowance for impairment	(17.7)			-
Total	56,858.9			59,387.3
General investments				
Regular equity securities	6,009.1	1,798.7	(1,327.6)	6,480.2
Equity securities received through debt restructuring	7,628.8	2,684.5	(453.8)	9,859.5
Total	13,637.9	4,483.2	(1,781.4)	16,339.7
Less Allowance for impairment	(1,828.6)			-
Total	11,809.3			16,339.7
Total long – term investments, net	217,246.1			224,304.9

Investments classified in accordance with the Notification of the BOT as at March 31, 2002 and December 31, 2001, are presented in Note 5.3.4.

The Bank accounts for investment in the companies, in which the Bank has equal to or more than 20% holding, that were acquired through debt restructuring by the cost method because the Bank intends to hold these investments on a temporary basis. Such companies are Thai Film Industries Public Co., Ltd., Noble Place Co., Ltd., City Realty Co., Ltd., Better Rice Co., Ltd., Kamolkij Co., Ltd., Bumrungrad Hospital Public Co., Ltd., Thai Precision Manufacturing Co., Ltd., C.P. Plaza Co., Ltd., and Thai Petrochemical Industry Public Co., Ltd., EMC Public Co., Ltd., CBNP (Thailand) Co., Ltd., and UMC Metals Co., Ltd.

As at March 31, 2002 and December 31, 2001, the Bank had allowance for impairment of goodwill in investments in subsidiaries and associated companies amounting to Baht 1,491.8 million in the consolidated and the Bank's financial statements.

Transfer of assets to Thai Asset Management Corporation (TAMC)

On October 12, 2001, the Bank has entered into the Asset Transfer Agreement (the Agreement) with the TAMC in order to transfer the impaired assets of the Bank including all rights over the assets securing such assets as at December 31, 2000, as well as any other related rights or contingencies of the Bank against those debtors pursuant to the terms and conditions of the Agreement and the applicable provisions of the Royal Ordinance establishing TAMC B.E. 2544 (the TAMC Law). The price payable by TAMC to the Bank for such impaired assets transferred shall be the value of collateral of such loan but shall not exceed the book value of the loan less the allowance for doubtful accounts as at the transfer date which has been set aside pursuant to the notification of the Bank of Thailand. TAMC will make payments for assets transferred after preliminary confirmation of the transfer price by issuing a non-negotiable promissory note which is given aval by the Financial Institutions Development Fund (FIDF), to be due at the end of 10 years from the date of issuance. Such promissory note may be redeemable by TAMC prior to its maturity. The interest rate shall be the weighted average rate of deposits as defined in the Agreement and shall be determined on a quarterly basis. The interest accrued shall be payable by TAMC to the Bank annually by issuing to the Bank a non-negotiable promissory note which is given aval by the FIDF, to be due at the end of one year from the date of issuance.

The Bank and TAMC agreed to recognize any profits or losses arising from the management of the impaired assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits or losses shall be calculated based on all accumulated asset recoveries on cash basis up to the date of calculation of such profits or losses less the transfer costs and other operating expenses incurred by TAMC including all interest paid by TAMC to the Bank.

In the case whereby profits are realized, the first portion of the profits, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50 % each. The second portion of the profits will be given to the Bank at the amount such that when included with the first profit portion shall not exceed the difference between the book value of the impaired assets of the Bank and the transfer price of such assets transferred to TAMC. The residual amount of the second profit portion will be given to TAMC. In the case whereby losses are realized, the first portion of the losses will be borne by the Bank but not exceeding 20% of the transfer price of the impaired assets transferred to TAMC. The second portion of the losses, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The residual amount of the second losses portion will be borne by TAMC.

From the date that the Bank has entered into the Agreement until March 31, 2002 and for the quarter ended March 31, 2002, the Bank has transferred impaired assets at the net amount of loan after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand amounting to Baht 23,035.7 million and Baht 578.6 million to TAMC, respectively. Subsequent transfers of impaired assets will occur pursuant to the conditions stated in the Agreement.

5.2.2 As at March 31, 2002 and December 31, 2001, the Bank had investments in subsidiaries and associated companies, net as follows :

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002

Company	Type of Business	Type of Securities Invested	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Associated companies							
P.T. BBL Dharmala Finance	Finance	Ordinary share	256.5	22.50%	86.5	-	-
BSL Leasing Co.,Ltd.*	Finance	Ordinary share	60.0	25.88%	15.9	12.0	-
Bangkok SMBC Systems Co., Ltd.**	Service	Ordinary share	20.0	39.00%	7.8	15.4	-
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	113.1	-
WTA (Thailand) Co., Ltd.	Service	Ordinary share	-	24.90%	-	-	-
MC Private Equity Management (Private) Limited.	Finance	Ordinary share	2.5	30.00%	0.8	9.1	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	91.1	0.5	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	182.9	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	30.0	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	5,028.1	4,556.5	-
Total					5,446.1	4,706.6	
Less Allowance for impairment					-	(1,491.8)	
Investments in associated companies, net					5,446.1	3,214.8	

* Formerly Bangkok SMBC Leasing Co., Ltd.

** Formerly Bangkok Sakura Software Service Co., Ltd.

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001

Company	Type of Business	Type of Securities Invested	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Associated companies							
P.T. BBL Dharmala Finance	Finance	Ordinary share	256.5	22.50%	86.5	-	-
BSL Leasing Co.,Ltd.*	Finance	Ordinary share	60.0	25.88%	15.9	13.4	-
Bangkok SMBC Systems Co., Ltd.**	Service	Ordinary share	20.0	39.00%	7.8	15.2	-
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	108.3	2.0
WTA (Thailand) Co., Ltd.	Service	Ordinary share	-	24.90%	-	-	-
MC Private Equity Management (Private) Limited.	Finance	Ordinary share	2.5	30.00%	0.8	6.6	36.2
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	91.1	2.2	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	182.9	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	30.0	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	5,028.1	4,650.3	-
Total					5,446.1	4,796.0	
Less Allowance for impairment					-	(1,491.8)	
Investments in associated companies, net					5,446.1	3,304.2	

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS
MARCH 31, 2002

Company	Type of Business	Type of Securities Invested	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Subsidiaries companies							
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	1,209.1	-
Bangkok Bank Berhad	Banking	Ordinary share	1,012.2	100.00%	1,012.2	1,266.1	-
Sinsubtawee Assets Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	2,392.6	-
Bualuang Finance Co., Ltd. ***	Finance	Ordinary share and Preferred share	700.0	96.83%	677.8	707.9	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	50.00%	53.0	54.4	-
Associated companies							
P.T. BBL Dharmala Finance	Finance	Ordinary share	256.5	22.50%	86.5	-	-
BSL Leasing Co., Ltd.*	Finance	Ordinary share	60.0	25.88%	15.9	12.0	-
Bangkok SMBC Systems Co., Ltd.**	Service	Ordinary share	20.0	39.00%	7.8	15.4	-
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	113.1	-
WTA (Thailand) Co., Ltd.	Service	Ordinary share	-	24.90%	-	-	-
MC Private Equity Management (Private) Limited	Finance	Ordinary share	2.5	30.00%	0.8	9.1	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	91.1	0.5	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	182.9	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	30.0	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	5,028.1	4,556.5	-
Total					9,691.1	10,336.7	
Less Allowance for impairment					-	(1,491.8)	
Investments in subsidiaries and associated companies, net					9,691.1	8,844.9	

*
** Formerly Bangkok SMBC Leasing Co., Ltd.
*** Formerly Bangkok Sakura Software Service Co., Ltd.
Formerly Thaksin Finance Co., Ltd.

(Million Baht)

Company	Type of Business	Type of Securities Invested	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2001 Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Subsidiaries companies							
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	1,272.4	-
Bangkok Bank Berhad	Banking	Ordinary share	1,012.2	100.00%	1,012.2	1,251.3	-
Sinsubtawee Assets Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	2,392.6	-
Bualuang Finance Co., Ltd.*	Finance	Ordinary share and Preferred share	700.0	96.83%	677.8	688.4	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	50.00%	53.0	54.0	0.9
Associated companies							
P.T. BBL Dharmala Finance	Finance	Ordinary share	256.5	22.50%	86.5	-	-
BSL Leasing Co.,Ltd.**	Finance	Ordinary share	60.0	25.88%	15.9	13.4	-
Bangkok SMBC Systems Co., Ltd.***	Service	Ordinary share	20.0	39.00%	7.8	15.2	-
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	108.3	2.0
WTA (Thailand) Co., Ltd.	Service	Ordinary share	-	24.90%	-	-	-
MC Private Equity Management (Private) Limited	Finance	Ordinary share	2.5	30.00%	0.8	6.6	36.2
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	91.1	2.2	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	182.9	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	30.0	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	5,028.1	4,650.3	-
Total					9,691.1	10,454.7	
Less Allowance for impairment					-	(1,491.8)	
Investments in subsidiaries and associated companies, net					9,691.1	8,962.9	

Investments which represent more than 10% of the paid-up capital classified according to industry group, consisted of the following as at March 31, 2002 and December 31, 2001, :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001
Agriculture and mining	-	-	-	-
Manufacturing and commercial	5,533.5	5,293.4	5,533.5	5,293.4
Real estate and construction	454.3	483.8	454.3	483.8
Utilities and services	3,185.1	3,185.1	3,185.1	3,185.1
Others	235.2	235.2	235.2	235.2
Total	9,408.1	9,197.5	9,408.1	9,197.5

As at December 31, 2001, the Bank reversed impairment of certain investments of oversea branches since there were indications that the impairment losses recognized for investments in the prior years has decreased or no longer exist.

As at March 31, 2002, the Bank had investments in 25 companies whose going concern are uncertain or unlisted companies whose financial positions and operations are the same as companies that are under SET delisting criteria amounting to cost value of Baht 684.2 million. These companies had net book value totaling Baht 0.9 million. The Bank had set aside allowance for impairment of these investments amounting to Baht 683.3 million.

* Formerly Thaksin Finance Co., Ltd.

** Formerly Bangkok SMBC Leasing Co., Ltd.

*** Formerly Bangkok Sakura Software Service Co., Ltd.

As at December 31 2001, the Bank had investments in 24 companies whose going concern are uncertain or unlisted companies whose financial positions and operations are the same as companies that are under SET delisting criteria amounting to cost value of Baht 505.0 million. These companies had net book value totaling Baht 7.1 million. The Bank had set aside allowance for impairment of these investments amounting to Baht 497.9 million.

As at March 31, 2002, the Bank had investments in 15 listed companies that are under SET delisting criteria amounting to Baht 4,195.9 million with fair value of Baht 6,776.0 million. The Bank had set aside allowance for impairment of these investments amounting to Baht 29.5 million.

As at December 31, 2001, the Bank had investments in 12 listed companies that are under SET delisting criteria amounting to Baht 4,116.2 million with the fair value of Baht 6,232.2 million. Thus the Bank did not set aside any allowance for impairment of this investments.

5.3 Loans and accrued interest receivable

As at March 31, 2002 and December 31, 2001, the Bank had non-performing loans, which represent loans for which interest or principal has been in arrears for more than three months from their due dates, amounting to Baht 108,648.8 million and Baht 106,108.3 million, respectively.

5.3.1 As at March 31, 2002 and December 31, 2001, classified loans and allowance for doubtful accounts in accordance with the notification of the BOT are as follows :

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002

	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by BOT	% Required per BOT	Provision Recorded by the Bank
Normal	529,757.1	233,869.7	1	2,338.7
Special mentioned	31,099.8	9,388.9	2	187.8
Substandard	23,109.8	9,095.7	20	1,819.1
Doubtful	17,259.8	6,289.7	50	3,144.9
Doubtful of loss	105,730.3	475.1	100	475.1
Total	706,956.8	259,119.1		7,965.6
Less Income collected in advance	(284.0)			
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				40,269.6
Total	706,672.8			48,235.2 *

* Excluding the allowance for doubtful accounts for legal expense paid in advance amounting to Baht 12.8 million

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001

	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by BOT	% Required per BOT	Provision Recorded by the Bank
Normal	539,831.1	248,753.4	1	2,487.5
Special mentioned	27,619.0	9,677.5	2	193.5
Substandard	25,141.4	9,307.8	20	1,861.6
Doubtful	31,873.6	17,427.3	50	8,713.7
Doubtful of loss	101,249.2	468.7	100	468.7
Total	725,714.3	285,634.7		13,725.0
Less Income collected in advance	(159.5)			
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				44,395.4
Total	725,554.8			58,120.4*

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS
MARCH 31, 2002

	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by BOT	% Required per BOT	Provision Recorded by the Bank
Normal	525,513.8	230,879.9	1	2,308.8
Special mentioned	30,514.4	9,218.2	2	184.4
Substandard	23,080.6	9,089.7	20	1,817.9
Doubtful	17,227.6	6,279.2	50	3,139.6
Doubtful of loss	104,907.0	-	100	-
Total	701,243.4	255,467.0		7,450.7
Less Income collected in advance	(272.5)			
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				40,082.2
Total	700,970.9			47,532.9**

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS
DECEMBER 31, 2001

	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by BOT	% Required per BOT	Provision Recorded by the Bank
Normal	535,579.8	245,475.7	1	2,454.8
Special mentioned	27,137.5	9,519.1	2	190.4
Substandard	25,117.2	9,305.1	20	1,861.0
Doubtful	31,843.0	17,417.8	50	8,708.9
Doubtful of loss	100,366.8	-	100	-
Total	720,044.3	281,717.7		13,215.1
Less Income collected in advance	(146.9)			
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				44,204.5
Total	719,897.4			57,419.6***

* Excluding the allowance for doubtful accounts for legal expense paid in advance amounting to Baht 22.1 million.

** Excluding the allowance for doubtful accounts for legal expense paid in advance amounting to Baht 12.8 million.

*** Excluding the allowance for doubtful accounts for legal expense paid in advance amounting to Baht 15.1 million.

5.3.2 Had the Bank presented loans and accrued interest receivables inclusive of doubtful of loss loans in excess of collateral and fully provisioned for in accordance with the notification of the BOT which the Bank has written off according to the current policy consistently adhered to (see Note 3), the balance of loans and accrued interest receivables would have been as follows :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001
Loans and accrued interest receivables net of doubtful of loss loans in excess of collateral and fully provisioned for	706,672.8	725,554.8	700,970.9	719,897.3
Add Doubtful of loss loans in excess of collateral and fully provisioned for	102,227.6	93,930.6	102,227.6	93,930.6
Loans and accrued interest receivables inclusive of doubtful of loss loans in excess of collateral and fully provisioned for	808,900.4	819,485.4	803,198.5	813,827.9
Allowance for doubtful accounts	48,248.0	58,142.5	47,545.7	57,434.7
Add Allowance for doubtful accounts for doubtful of loss loans in excess of collateral	102,227.6	93,930.6	102,227.6	93,930.6
Allowance for doubtful accounts inclusive of the allowance for doubtful of loss loans in excess of collateral	150,475.6	152,073.1	149,773.3	151,365.3

5.3.3 As at March 31, 2002 and December 31, 2001, the Bank and subsidiaries have loans and accrued interest receivables to companies with certain financial positions and results of operation problems as defined in the SET's guidelines dated July 17, 1998, regarding quality of assets and related party transactions, for which the Bank has provided an allowance for the related doubtful accounts in the caption of loan and accrued interest receivables, as follows :

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002

	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	-	-	-	-	-
Financial institutions taken control and ordered to decrease and increase capital by the BOT	-	-	-	-	-
Listed companies identified for delisting	24	26,123.4	6,071.7	205.2	205.2
Total	24	26,123.4	6,071.7	205.2	205.2

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001

	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	-	-	-	-	-
Financial institutions taken control and ordered to decrease and increase capital by the BOT	-	-	-	-	-
Listed companies identified for delisting	23	25,512.7	6,318.5	192.7	192.7
Total	23	25,512.7	6,318.5	192.7	192.7

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS
MARCH 31, 2002

	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	-	-	-	-	-
Financial institutions taken control and ordered to decrease and increase capital by the BOT	-	-	-	-	-
Listed companies identified for delisting	24	26,123.4	6,071.7	205.2	205.2
Total	24	26,123.4	6,071.7	205.2	205.2

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS
DECEMBER 31, 2001

	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	-	-	-	-	-
Financial institutions taken control and ordered to decrease and increase capital by the BOT	-	-	-	-	-
Listed companies identified for delisting	23	25,512.7	6,318.5	192.7	192.7
Total	23	25,512.7	6,318.5	192.7	192.7

5.3.4 As at March 31, 2002 and December 31, 2001, assets classified in accordance with the notification of the BOT are as follows :

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	529,757.1	-	-	151.6	529,908.7
Special mentioned	31,099.8	-	-	20.8	31,120.6
Substandard	23,109.8	-	-	19.6	23,129.4
Doubtful	17,259.8	-	-	43.9	17,303.7
Doubtful of loss	105,730.3	1,519.2	1,274.8	1,913.6	110,437.9
Loss	-	-	-	-	
Total	706,956.8	1,519.2	1,274.8	2,149.5	711,900.3
Less Income collected in advance	(284.0)				
Total	706,672.8				

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	539,831.1	-	-	170.5	540,001.6
Special mentioned	27,619.0	-	-	17.7	27,636.7
Substandard	25,141.4	-	-	16.5	25,157.9
Doubtful	31,873.6	-	-	49.4	31,923.0
Doubtful of loss	101,249.2	1,548.8	1,096.6	1,900.4	105,795.0
Loss	-	-	-	-	-
Total	725,714.3	1,548.8	1,096.6	2,154.5	730,514.2
Less Income collected in advance	(159.5)				
Total	725,554.8				

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS
MARCH 31, 2002

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	525,513.8	-	-	151.6	525,665.4
Special mentioned	30,514.4	-	-	20.8	30,535.2
Substandard	23,080.6	-	-	19.5	23,100.1
Doubtful	17,227.6	-	-	43.8	17,271.4
Doubtful of loss	104,907.0	1,512.4	1,160.4	1,906.8	109,486.6
Loss	-	-	-	-	-
Total	701,243.4	1,512.4	1,160.4	2,142.5	706,058.7
Less Income collected in advance	(272.5)				
Total	700,970.9				

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS
DECEMBER 31, 2001

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	535,579.8	-	-	170.4	535,750.2
Special mentioned	27,137.5	-	-	17.6	27,155.1
Substandard	25,117.2	-	-	16.4	25,133.6
Doubtful	31,843.0	-	-	49.3	31,892.3
Doubtful of loss	100,366.8	1,540.3	981.9	1,893.4	104,782.4
Loss	-	-	-	-	-
Total	720,044.3	1,540.3	981.9	2,147.1	724,713.6
Less Income collected in advance	(146.9)				
Total	719,897.4				

5.3.5 Troubled debt restructurings

Details of the restructured debts of the Bank for the quarters ended March 31, 2002 and 2001, classified into the restructuring methods are as follows :

(Million Baht)

	2002			
Restructuring Method	**Cases**	**Outstanding Debt Before Restructuring**	**Type of Transferred Assets**	**Fair Value**
Asset transfer	35	384.9	Land	297.5
Debt – equity conversion	6	140.0	Share capital	160.0
Debt restructuring in various forms	2,981	6,911.9		
Total	3,022	7,436.8		

(Million Baht)

	2001			
Restructuring Method	**Cases**	**Outstanding Debt Before Restructuring**	**Type of Transferred Assets**	**Fair Value**
Asset transfer	24	297.6	Land and machinery	323.3
Debt – equity conversion	4	255.5	Share capital	340.7
Debt restructuring in various forms	8,789	41,418.9		
Total	8,817	41,972.0		

For debt repayment through asset transfer according to debt restructuring contract, the Bank recognizes the transferred asset at the lower of recorded loan amount or asset fair value.

For the quarters ended March 31, 2002 and 2001, the Bank recognized interest income from restructured debts amounting to Baht 2,897.6 million and Baht 3,081.0 million, respectively.

As at March 31, 2002 and December 31, 2001, the Bank had outstanding loan to restructured debtors amounting to Baht 271,831.8 million and Baht 282,276.9 million, respectively.

5.4 Borrowings

5.4.1 Classified by types of securities and sources of fund as at March 31, 2002 and December 31, 2001, as follows :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS					
	March 31, 2002			December 31, 2001		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	45,885.0	32,627.1	78,512.1	47,150.0	33,182.6	80,332.6
Less Master investment agreement	(34,500.0)	-	(34,500.0)	(34,500.0)	-	(34,500.0)
Subordinated convertible bonds	21,620.0	9,768.0	31,388.0	21,620.0	9,768.0	31,388.0
Less Discount on borrowings	(20,240.0)	(11,384.6)	(31,624.6)	(21,505.0)	(11,670.8)	(33,175.8)
Total	12,765.0	31,010.5	43,775.5	12,765.0	31,279.8	44,044.8

(Million Baht)

	THE BANK'S FINANCIAL STATEMENTS					
	March 31, 2002			December 31, 2001		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	45,885.0	32,627.1	78,512.1	47,150.0	33,182.6	80,332.6
Less Master investment agreement	(34,500.0)	-	(34,500.0)	(34,500.0)	-	(34,500.0)
Subordinated convertible bonds	21,620.0	9,768.0	31,388.0	21,620.0	9,768.0	31,388.0
Less Discount on borrowings	(20,240.0)	(11,384.6)	(31,624.6)	(21,505.0)	(11,670.8)	(33,175.8)
Total	12,765.0	31,010.5	43,775.5	12,765.0	31,279.8	44,044.8

5.4.2 Classified by types of securities, currency, maturity and interest rate as at March 31, 2002 and December 31, 2001, as follows :

(Million Baht)

Types	Currency	Maturity	Interest Rate	CONSOLIDATED FINANCIAL STATEMENTS Amount March 31, 2002	December 31, 2001
Short – term borrowings					
Unsecured subordinated notes	THB	2002-2003	None	5,060.0	5,060.0
Less Discount on borrowings				(703.7)	(703.7)
Total short – term borrowings				4,356.3	4,356.3
Long – term borrowings					
Unsecured subordinated notes	USD	2005-2029	7.25%-9.025%	32,627.1	33,182.6
	THB	2003-2004	None	6,325.0	7,590.0
	THB	Perpetual	15.00%*	34,500.0	34,500.0
Less Master investment agreement				(34,500.0)	(34,500.0)
Subordinated convertible bonds	THB	2004	4.589%	9,768.0	9,768.0
	THB	2004-2006	None	21,620.0	21,620.0
Less Discount on borrowings				(30,920.9)	(32,472.1)
Total long – term borrowings				39,419.2	39,688.5
Total				43,775.5	44,044.8

* Interest will be paid only when the Bank has paid dividend on preferred shares

(Million Baht)

Types	Currency	Maturity	Interest Rate	THE BANK'S FINANCIAL STATEMENTS Amount March 31, 2002	December 31, 2001
Short – term borrowings					
Unsecured subordinated notes	THB	2002-2003	None	5,060.0	5,060.0
Less Discount on borrowings				(703.7)	(703.7)
Total short – term borrowings				4,356.3	4,356.3
Long – term borrowings					
Unsecured subordinated notes	USD	2005-2029	7.25%-9.025%	32,627.1	33,182.6
	THB	2003-2004	None	6,325.0	7,590.0
	THB	Perpetual	15.00%*	34,500.0	34,500.0
Less Master investment agreement				(34,500.0)	(34,500.0)
Subordinated convertible bonds	THB	2004	4.589%	9,768.0	9,768.0
	THB	2004-2006	None	21,620.0	21,620.0
Less Discount on borrowings				(30,920.9)	(32,472.1)
Total long – term borrowings				39,419.2	39,688.5
Total				43,775.5	44,044.8

5.5 Capital Augmented Preferred Securities

In April 1999, the Bank issued Capital Augmented Preferred Securities (CAPS), which consisted of two group of securities ;

- The First Group of securities consisted of class A preferred shares and subordinated cum preferred shares with a total value of Baht 34,500 million.
- The Second Group of securities consisted of subordinated bonds and subordinated convertible bonds with a total value of Baht 11,500 million.

According to the interpretation of accounting standard No.3 of The Institute of Certified Accountants and Auditors of Thailand concerning the issue of compound financial instruments by financial institutions, in summary, the First Group of Securities should be separated into three parts : 1) liability 2) premium on preferred shares and 3) preferred shares. However, since the amount categorized as premium on preferred share (Baht 15.2 million) is not material, it was included as liability. As at March 31, 2002 and December 31, 2001 the presentation of the First Group of Securities were as follows :

Subordinated bonds cum preferred shares	Baht	34,496,550,000
Preferred shares	Baht	3,450,000

* Interest will be paid only when the Bank has paid dividend on preferred shares

Had the Bank accounted for the First Group of Securities in accordance with the shareholder's resolution, which was approved by the BOT and registered with the Department of Commercial Registration on April 16, 1999, the presentation in the balance sheet as at March 31, 2002 and December 31, 2001 would be as follows :

Preferred shares	Baht	3,450,000
Premium on preferred shares	Baht	34,496,550,000

5.6 Commitments

As at March 31, 2002 and December 31, 2001, the Bank had commitments as follows :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS					
	March 31, 2002			December 31, 2001		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	960.8	1,739.4	2,700.2	926.9	1,369.3	2,296.2
Guarantees of loans	534.6	21,983.0	22,517.6	494.1	24,407.0	24,901.1
Other guarantees	42,458.0	11,271.1	53,729.1	40,513.8	11,220.2	51,734.0
Customers' liabilities under unmatured bills issued under letters of credit	490.2	8,245.9	8,736.1	529.0	8,462.5	8,991.5
Letters of credit	850.4	21,906.0	22,756.4	636.1	19,199.3	19,835.4
Forward foreign exchange contracts						
Bought	12,851.5	83,721.0	96,572.5	11,737.8	82,972.2	94,710.0
Sold	6,062.7	201,620.2	207,682.9	4,809.9	214,502.4	219,312.3
Currency swaps	8,768.8	15,070.7	23,839.5	8,779.7	17,120.8	25,900.5
Interest rate swaps	-	27,383.7	27,383.7	-	29,507.2	29,507.2
Amount of unused bank overdraft	112,010.4	4,084.3	116,094.7	109,001.3	2,859.2	111,860.5
Others	118.1	1,110.5	1,228.6	179.9	2,170.3	2,350.2
Total	185,105.5	398,135.8	583,241.3	177,608.5	413,790.4	591,398.9

(Million Baht)

	THE BANK'S FINANCIAL STATEMENTS					
	March 31, 2002			December 31, 2001		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	960.8	1,739.4	2,700.2	926.9	1,369.3	2,296.2
Guarantees of loans	534.6	21,983.0	22,517.6	494.1	24,407.0	24,901.1
Other guarantees	42,448.0	10,771.8	53,219.8	40,503.8	10,680.0	51,183.8
Customers' liabilities under unmatured bills issued under letters of credit	490.2	8,165.9	8,656.1	529.0	8,378.0	8,907.0
Letters of credit	850.3	21,681.8	22,532.1	636.1	19,052.8	19,688.9
Forward foreign exchange contracts						
Bought	13,584.1	88,929.6	102,513.7	11,853.5	87,423.4	99,276.9
Sold	11,425.6	202,350.1	213,775.7	9,567.0	214,502.2	224,069.2
Currency swaps	12,170.1	18,381.8	30,551.9	12,185.3	20,488.2	32,673.5
Interest rate swaps	-	28,272.0	28,272.0	-	30,410.7	30,410.7
Amount of unused bank overdraft	112,010.4	3,325.3	115,335.7	109,001.3	2,177.4	111,178.7
Others	118.1	1,158.4	1,276.5	179.9	2,170.3	2,350.2
Total	194,592.2	406,759.1	601,351.3	185,876.9	421,059.3	606,936.2

5.7 Related party transactions

As at March 31, 2002 and December 31, 2001, related parties of the Bank consisted of the Bank's executives, at the departmental manager level and higher including close family members of executive vice president level and higher; those entities in which the Bank, or the Bank's directors, or executives at the departmental manager level and higher, or close family members of executive vice president level and higher together had 10% or more combined beneficial ownership; and those entities of which the Bank's directors, or executives at executive vice president level and higher, or close family members of these individuals, held directorship position; and those related companies as indicated in the BOT's report.

The Bank had significant loans and commitments to related parties, as follows :

(Million Baht)

	MARCH 31, 2002		
	CONSOLIDATED FINANCIAL STATEMENTS	THE BANK'S FINANCIAL STATEMENTS	MATURITIES
Related parties			
Loans			
Ending balance	6,591.4	6,591.4	March 1, 2002 – May 28,2018
Average month end balance	6,615.3	6,615.3	
Commitments			
Ending balance	1,435.1	1,445.1	January 18, 2002 – October 8, 2020
Average month end balance	1,386.5	1,396.5	
Restructured debtors			
Loans			
Ending balance	65,901.8	65,901.8	September 16, 1997 – December 30, 2015
Average month end balance	66,441.6	66,441.6	
Commitments			
Ending balance	6,591.3	6,591.3	February 15, 2002 – May 12, 2018
Average month end balance	6,642.0	6,642.0	

(Million Baht)

	DECEMBER 31, 2001		
	CONSOLIDATED FINANCIAL STATEMENTS	THE BANK'S FINANCIAL STATEMENTS	MATURITIES
Related parties			
Loans			
Ending balance	7,426.6	7,426.6	December 8, 2001 – May 28, 2018
Average month end balance	9,263.0	9,263.6	
Commitments			
Ending balance	1,477.7	1,487.7	November 15, 2001 – October 8, 2020
Average month end balance	1,023.3	1,024.1	
Restructured debtors			
Loans			
Ending balance	65,549.7	65,549.7	September 16, 1997 – December 30, 2015
Average month end balance	58,230.4	58,230.4	
Commitments			
Ending balance	8,155.2	8,155.2	December 6, 2000 – May 12, 2018
Average month end balance	7,171.4	7,171.4	

For the quarter ended March 31, 2002, the Bank charged interests between 1.0% and 14.0% on loans to these related parties. Interest rate charged on restructured loans were between 1.0% to 10.0%, on money market loans were between 2.125% to 2.875%, on default loans were at 14.0%, and on other loans were between 2.5% to 9.25%. Determination of interest rates depends on the type of loans and collateral.

For the year ended December 31, 2001, the Bank charged interests between 2.0% and 14.0% on loans to these related parties. Interest rate charged on restructured loans were between 2.0% to 9.5%, on money market loans were between 2.875% to 3.75%, on default loans were at 14.0%, and on other loans were between 2.5% to 10.75%. Determination of interest rates depends on the type of loans and collateral.

As at March 31, 2002 and December 31, 2001, the Bank had allowance for doubtful accounts of loans to related parties amounting to Baht 878.9 million and Baht 1,448.1 million, respectively.

The Bank follows the BOT's guidelines in estimating the allowance for doubtful accounts on loans to related parties as per loans to normal debtors.

In the consolidated and Bank's financial statements, investments between the Bank and the subsidiaries and associated companies as at March 31, 2002 and December 31, 2001 are shown in Note 5.2.2.

In the consolidated financial statements, loans to and commitments between the Bank and associated companies, and in the Bank's financial statements, loans to and commitments between the Bank and subsidiaries and associated companies, in which the Bank has more than 20% shareholding consisted mainly of the following as at March 31, 2002 and December 31, 2001, :

LOANS

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001
ASSOCIATED COMPANIES				
BSL Leasing Co., Ltd. *	410.0	291.0	410.0	291.0
Thai Filament Finishing Co., Ltd.	208.0	224.5	208.0	224.5
Thai Polymer Textile Co., Ltd.	1,472.0	1,474.3	1,472.0	1,474.3
Thai Taffeta Textile Co., Ltd.	179.1	181.3	179.1	181.3

COMMITMENTS

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001
SUBSIDIARY COMPANY				
Bangkok Bank Berhad	-	-	10.0	1.0
ASSOCIATED COMPANIES				
Asia Credit Public Co., Ltd.	1.0	1.6	1.0	1.6
BSL Leasing Co., Ltd. *	150.0	140.0	150.0	140.0
Thai Filament Finishing Co., Ltd.	19.6	15.7	19.6	15.7
Thai Polymer Textile Co., Ltd.	80.6	33.7	80.6	33.7
Thai Taffeta Textile Co., Ltd.	16.0	24.8	16.0	24.8

* Formerly Bangkok SMBC Leasing Co., Ltd.

In the consolidated and the Bank's financial statements, loans to and commitments between the Bank and related companies, in which the Bank has between 10% to 20% shareholding consisted mainly of the following as at March 31, 2002 and December 31, 2001, :

LOANS

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001
Bangkok Central Leasing Co., Ltd.	195.0	180.0	195.0	180.0
Bangkok UFJ Co., Ltd. *	1,389.0	773.0	1,389.0	773.0
Bangkok Polyethylene Co., Ltd.	1,702.4	1,718.5	1,702.4	1,718.5
Bangkok SMBC Consulting Co., Ltd. **	1.2	1.4	1.2	1.4

COMMITMENTS

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001
Asia Lamp Industry Co., Ltd.	3.6	1.2	3.6	1.2
Bangkok Central Leasing Co., Ltd.	58.9	58.9	58.9	58.9
Bangkok Polyethylene Co., Ltd.	415.3	432.9	415.3	432.9
Thana Thep Printing Co., Ltd.	0.3	0.4	0.3	0.4
Toyota Leasing (Thailand) Co., Ltd.	0.4	0.4	0.4	0.4

As at March 31, 2002 and December 31, 2001, the Bank had deposits from subsidiaries, associated companies, and other related parties as follows :

(Million Baht)

	March 31 ,2002	December 31, 2001
SUBSIDIARY COMPANIES		
BBL (Cayman) Limited	5,191.2	5,049.9
Bangkok Bank Berhad	37.0	20.9
Sinsubtawee Assets Management Co., Ltd.	31.4	244.7
Bualuang Finance Co., Ltd ***	98.9	47.0
BBL Asset Management Co., Ltd.	2.2	4.5
ASSOCIATED COMPANIES		
Bangkok SMBC Systems Co., Ltd. ****	0.2	0.2
BSL Leasing Co., Ltd *****	8.1	2.2
P.T. BBL Dharmala Finance	40.4	51.2
Processing Center Co., Ltd .	167.8	150.9
Asia Credit Public Co., Ltd.	19.2	8.9
MC Private Equity Management (Private) Co., Ltd.	79.4	72.4
OTHER RELATED PARTIES	5,911.8	4,859.7

Significant accounting transactions between the Bank and subsidiaries, associated, and other related parties were transacted under normal business practices. The price, interest rates, commission charges, terms and conditions are considered to be at arms length. Significant accounting transactions between the Bank and certain restructured debtors were transacted under special debt restructuring conditions.

* Formerly Bangkok First Tokai Co., Ltd.

** Formerly Bangkok Sumigin Consulting Co., Ltd.

*** Formerly Thaksin Finance Co., Ltd.

**** Formerly Bangkok Sakura Software Service Co., Ltd.

***** Formerly Bangkok SMBC Leasing Co., Ltd.

As at March 31, 2002 and December 31, 2001, material accrued income and expenses between the Bank and subsidiaries, associated and other related parties are as follows :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001
SUBSIDIARY COMPANIES				
Interest receivable	-	-	60.0	649.2
Interest payable	-	-	34.5	27.5
ASSOCIATED COMPANIES				
Interest receivable	4.9	0.5	4.9	0.5
OTHER RELATED PARTIES				
Interest receivable	314.2	150.4	314.2	150.4
Interest payable	8.7	5.5	8.7	5.5

For the quarter ended March 31, material income and expenses between the Bank and subsidiaries, associated, and other related parties are as follows :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
SUBSIDIARY COMPANIES				
Interest and discount received	-	-	193.9	221.2
Fees and service income	-	-	10.7	10.7
Other income	-	-	-	0.3
Dividend income	-	-	-	0.9
Interest paid	-	-	29.5	76.9
Other expenses	-	-	-	0.1
ASSOCIATED COMPANIES				
Interest and discount received	18.5	3.2	18.5	3.2
Fees and service income	1.6	-	1.6	-
Other income	0.1	-	0.1	-
Interest paid	0.3	0.3	0.3	0.3
Other expenses	13.4	12.0	13.4	12.0
OTHER RELATED PARTIES				
Interest and discount received	803.8	620.4	803.8	620.4
Fees and service income	9.8	0.8	9.8	0.8
Interest paid	7.4	6.6	7.4	6.6
Other expenses	47.3	57.5	47.3	57.5

For the quarter ended March 31, 2002, the Bank has sold properties foreclosed to Sinsubtawee Asset Management Co., Ltd. amounting to Baht 24.4 million for Baht 16.1 million which were its fair value. However, since the Bank had previously set aside allowance for impairment of properties foreclosed amounting to Baht 8.3 million there was no gain or loss to the Bank from these sale transactions.

Disclosure of the statements of cash flows of Sinsubtawee Asset Management Co., Ltd.

In accordance with the BOT's letter number THOR POR TOR. SOR NOR SOR. (01) WOR. 3258/2543 dated November 27, 2000, relating to the operation regulation of the Asset Management Company (AMC), required the Bank to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Sinsubtawee Asset Management Co., Ltd. are as follows :

SINSUBTAWEE ASSET MANAGEMENT COMPANY LIMITED
STATEMENTS OF CASH FLOWS
FOR THE QUATERS ENDED MARCH 31,
"UNAUDITED"

(Million Baht)

	2002	2001
CASH FLOWS FROM OPERATING		
Net income	-	21.7
Items to reconcile net income (loss) to net cash flows from operations		
Depreciation	0.2	-
Operating assets (increase) decrease		
Interbank and money market items	(7.4)	(36.5)
Properties foreclosed	6.2	14.6
Post dated cheque	(0.7)	-
Other assets	(0.1)	(0.1)
Operating liabilities increase (decrease)		
Deferred rental	0.5	-
Amounts due to affiliated company	0.2	-
Rental deposit for properties foreclosed	0.1	-
Deposit	1.1	0.3
Net cash provided (used) by operating activities	0.1	-
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of premises and equipment	(0.1)	-
Net cash provided (used) by investing activities	(0.1)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Net cash provided (used) by financing activities	-	-
Net increase (decrease) in cash	-	-
Cash as at January 1,	-	-
Cash as at March 31,	-	-

5.8 The results of operation by domestic and foreign operations

The results of operations for the quarters ended March 31, are as follows :

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS

2002

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	12,170.1	3,239.9	(2,127.4)	13,282.6
Interest expenses	(7,249.8)	(2,804.3)	2,127.4	(7,926.7)
Net interest income	4,920.3	435.6	-	5,355.9
Non - interest income	2,945.0	577.7	(17.7)	3,505.0
Non - interest expenses	(6,569.1)	(733.0)	5.4	(7,296.7)
Income before income tax	1,296.2	280.3	(12.3)	1,564.2

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS

2001

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	14,283.3	5,359.8	(3,594.6)	16,048.5
Interest expenses	(8,896.7)	(4,704.7)	3,594.6	(10,006.8)
Net interest income	5,386.6	655.1	-	6,041.7
Non - interest income	2,502.2	792.4	(168.1)	3,126.5
Non - interest expenses	(6,270.6)	(1,069.1)	2.7	(7,337.0)
Income before income tax	1,618.2	378.4	(165.4)	1,831.2

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS

2002

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	12,140.0	2,981.6	(1,903.9)	13,217.7
Interest expenses	(7,230.6)	(2,561.8)	1,903.9	(7,888.5)
Net interest income	4,909.4	419.8	-	5,329.2
Non - interest income	2,825.1	564.4	(5.4)	3,384.1
Non - interest expenses	(6,449.5)	(716.3)	5.4	(7,160.4)
Income before income tax	1,285.0	267.9	-	1,552.9

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS

2001

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	14,268.7	5,071.2	(3,296.4)	16,043.5
Interest expenses	(8,889.0)	(4,437.3)	3,296.4	(10,029.9)
Net interest income	5,379.7	633.9	-	6,013.6
Non - interest income	2,476.1	624.9	(2.7)	3,098.3
Non - interest expenses	(6,238.3)	(1,045.7)	2.7	(7,281.3)
Income before income tax	1,617.5	213.1	-	1,830.6

The basis for the determination of income and expenses charge between the branches and head office, and between the branches is established by the head office, which is close to the funding cost.

5.9 Capital fund

Capital fund as at March 31, 2002 and December 31, 2001, are as follows :

(Million Baht)

	March 31, 2002		December 31, 2001	
Tier 1 capital				
Issued and paid - up share capital and premium on share capital		98,906.7		98,906.7
Legal reserve		11,544.8		11,544.8
Other reserve		63,266.9		63,266.9
Net income (loss) after appropriation		(122,945.4)		(122,945.4)
		50,773.0		50,773.0
Tier 2 capital				
Unrealized increment per land appraisal		6,897.0		6,900.6
Unrealized increment per premises Appraisal		2,956.1		3,034.7
Provision for normal assets		2,484.1		2,484.1
Long - term subordinated debt instruments				
Subordinated convertible bonds	3,973.5		4,347.8	
Unsecured subordinated notes	21,198.3	25,171.8	21,316.6	25,664.4
Less Debt instrument in excess of 50% of tier 1 capital		-		(277.9)
		37,509.0		37,805.9
Total		88,282.0		88,578.9

As at March 31, 2002 and December 31, 2001, capital adequacy ratios maintained by the Bank in accordance with the notification of the BOT are as follows :

	Percentage	
	March 31, 2002	December 31, 2001
Total capital	11.2	11.3
Tier 1 capital	6.5	6.5
Tier 2 capital	4.7	4.8